Exhibit 12.1

Tsakos Energy Navigation Limited

Computation of Ratio of Earnings to Fixed Charges

(Expressed in thousands of United States Dollars, except ratios)

	Three months Ended	Years Ended December 31,
	March 31, 2014	2013	2012	2011	2010	2009
Earnings

Income (loss) from continued operations (before noncontrolling interest)	14,498	(38,570)	(49,056)	(88,950)	21,035	30,175

Add:
Fixed charges	9,314	43,719	52,819	54,735	56,328	59,877
Amortization of capitalized interest	345	1,357	1,336	1,399	1,591	1,105

	24,157	6,506	5,099	(32,816)	78,954	91,157

Less:
Interest capitalized	(532)	(1,945)	(1,758)	(2,532)	(2,520)	(2,050)

	23,625	4,561	3,341	(35,348)	76,434	89,107

Fixed Charges
Interest expensed	8,469	40,673	50,115	51,208	52,644	56,950
Interest capitalized	532	1,945	1,758	2,532	2,520	2,050
Amortization of capitalized expenses relating to indebtedness	313	1,101	946	995	1,138	877
Interest portion of rental expense	—	—	—	—	26	—

	9,314	43,719	52,819	54,735	56,328	59,877

Preference dividends	2,109	3,676	—	—	—	—

Fixed Charges and Preference dividends	11,423	47,395	52,819	54,735	56,328	59,877

Ratio of Earnings to Fixed Charges	2.1x	n/a	n/a	n/a	1.4x	1.5x
Dollar amount of the coverage deficiency	n/a	42,834	49,478	90,083	n/a	n/a